Mail Stop 3561

December 23, 2009

VIA U.S. MAIL

H.P. Jin, Ph.D.
Chairman, Chief Executive Officer, and President
TNAV Holdings, Inc.
1130 Kifer Road
Sunnyvale, CA 94086

Re: TNAV Holdings, Inc.
        Amendment No. 1 to the Registration Statement on Form S-1
        Filed December 8, 2009
        File No. 333-162771

Dear Mr. Jin:

        We have reviewed your response to our letter dated November 25, 2009 and have
the following additional comments. Please note that page references refer to the marked
version of your filing provided by counsel.

Prospectus Summary, page 1

1. We note your revised disclosure in response to our prior comment 7; however, the
    disclosure does not appear fully responsive to our comment. Therefore, please
    revise to summarize the <u>cause</u> of the decline in your average revenue per user and
    the remaining terms of your existing contracts with your two largest customers
    and their ability to terminate these contracts or use your services on a non-
    exclusive basis.

The Offering, page 7

2. We note your response to our prior comment 8. Please include disclosure that
    you do not have any current plans to acquire complimentary businesses, products,
    services, or technologies, if still true. Please revise throughout.

Risk Factors, page 10

If our wireless carrier partners, page 12

3. We note your response to our prior comment 10 and the added subheading.
    Please indicate in this subheading, or in a separate subheading, that Sprint, one of
    your wireless carrier partners, has been experiencing net losses in subscribers.

In the past, we identified a material weakness, page 30

4. We note your response and added disclosure in response to our prior comment 13. To the extent practical, please explain the deficiency that you reference.

Management's discussion and analysis, page 43

5. We note your response to our prior comment 17 and revisions; however, we reissue in part. Please revise to discuss anticipated timeframes for implementing future plans and discuss any obstacles to commencing the planned operations.

Results of Operations

Revenue, page 53

6. We note your response to our prior comment 21. We continue to believe that a discussion should be provided here or in the business section of the filing to describe why your ARPU has declined as your user count has increased, and any known trends that are expected to result from future growth. In addition, while your disclosure does describe the general terms of your contracts, it does not include information with respect to pricing terms, which was the focus of our prior comment. In this regard, we believe you should disclose the extent to which unit pricing could decline in the future under your current contracts.

7. We note your response to our prior comment 23. Our comment was intended to solicit separate quantification of the impacts of price and volume changes on reported revenues. Therefore, please quantify the impact the increase in the number of end users had on revenue and quantify the impact the decrease in ARPU had on revenue.

8. We note your response to our prior comment 26. Please revise disclose these amounts.

Cost of Revenue, page 54

9. We note your response to our prior comment 27. Please revise to separately quantify the impact of <u>each</u> of these factors on the increase in cost of revenue.

10. We note your response to our prior comment 28, but did not locate the disclosure requested in your amended filing. Therefore, we reissue our prior comment. We believe your discussion and analysis of cost of revenue could be improved by providing quantification and discussion of the significant components of cost of revenue, such as third-party data costs, cost of operating centers, etc. (i.e.,

quantification of the cost during the period in addition to the change in cost for the period). Please revise as appropriate.

Business, page 66

11. We note in your response to our prior comment 33 that the expected impact of Sprint Navigation using other LBS providers is unknown. Please revise to disclose this fact and provide updates in the future of any assessments performed.

Competition, page 83

12. We not your response to our prior comment 36. In your response, you state that you believe you "compete favorably." We believe your disclosure does not describe your competitive position with sufficient specificity to allow prospective investors to understand where you stand with respect to your competition. Therefore, we reissue our prior comment. Please revise to describe management's beliefs as to the company's competitive position relative to others. This may include disclosure of your market share relative to others, how your market share has changed relative to the size of the overall market, and whether there are specific characteristics of your product (e.g., technology, pricing, etc.) or business model that you believe put you at a competitive advantage or disadvantage, and the degree to which you believe they do.

Legal Proceedings, page 86

13. We note your response to prior comment 38. Please revise to clarify that you are currently not a named defendant in the various legal proceedings.

14. We note your response to our prior comment 39. In your response, you state that you have not concluded that loss contingencies relating to indemnity payments and associated legal fees and expenses are reasonably possible but you have not stated what your conclusion is. Given that your prior disclosure stated that they could materially harm your business and that your revised disclosure in your amendment now states that you believe they will not materially harm your financial position, please supplementally clarify for us whether your conclusion under SFAS 5 is that these matters are remote or reasonably possible loss contingencies.

Compensation discussion and analysis, page 95

Bonuses, page 99

15. While we note your response to our prior comment 42, the causal connection between disclosure of your revenues, operating efficiencies and customer satisfaction goals and any competitive harm is not entirely clear. If you believe

that your targets may be omitted because of the risk of competitive harm, please provide additional detailed analysis in support of this conclusion. We request that you address, with greater specificity, how disclosure of a performance targets such as revenues might be expected to affect the particular business decisions of your competitors, and in so doing, place you at a competitive disadvantage. Refer to Instruction 4 of Item 402(b) of Regulation S-K.

16. In addition, in your response to us, you list company and individual goals that do not seem to be discussed in your disclosure. Consider further explaining what your targets entail as your current disclosure appears general as contrasted with your response to us.

Base Salary, page 98

17. Please confirm that the informal review was not used for benchmarking prior to September 2009 or advise.

Financial Statements

Revenue Recognition, page F-8

18. We note your response to our prior comment 54; however, we are unable to locate the revised disclosure. We therefore reissue our previous comment. Please disclose the nature of the revenue sharing agreements with carrier partners including how your portion is determined.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Theresa Messinese at (202) 551-3307 or the undersigned at (202) 551-3380 if you have any questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or Susan Block at (202) 551-3210 with any other questions.

Sincerely,

Lyn Shenk
Accounting Branch Chief

cc: Via facsimile (650) 493-6811
       Julia Reigel, Esq.
       Wilson Sonsini Goodrich & Rosati